Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: December 11, 2013

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAW OR REGULATIONS OF THAT JURISDICTION

December 11, 2013

VERIZON COMMUNICATIONS INC.

PUBLICATION OF US PROSPECTUS, UK PROSPECTUS AND PROXY STATEMENT

On September 2, 2013, Verizon Communications Inc. (“Verizon”) entered into a stock purchase agreement (the “SPA”) with Vodafone Group Plc (“Vodafone”) and Vodafone 4 Limited, a wholly owned subsidiary of Vodafone. Pursuant to the SPA, Verizon has agreed to acquire Vodafone’s U.S. group whose principal asset is its 45% interest in Cellco Partnership d/b/a Verizon Wireless in exchange for transaction consideration of approximately $130 billion (the “Transaction”), including the issuance of up to approximately 1.28 billion new shares of Verizon common stock (the “New Verizon Shares”).

On December 10, 2013, Verizon filed with the SEC a US prospectus (the “US Prospectus”) relating to the proposed issuance of the New Verizon Shares. Verizon has also today published a UK prospectus (the “UK Prospectus”) relating to the admission of the New Verizon Shares to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange.

On December 10, 2013, Verizon additionally filed with the SEC a definitive proxy statement (the “Proxy Statement”) relating to a special meeting of its shareholders to be held on 28 January 2013 in order to consider and vote on proposals to:

•	approve the issuance of the New Verizon Shares; and

•	amend Article 4(A) of Verizon’s restated certificate of incorporation to increase Verizon’s authorized shares of common stock by 2 billion shares to an aggregate of 6.25 billion authorized shares of common stock (further details of which are set out in the Proxy Statement).

The Proxy Statement and, subject to certain restrictions in relation to persons resident in, or with a registered address in, certain overseas jurisdictions, the US Prospectus and UK Prospectus (the “Documents”) are available at http://www.verizon.com/investor/shareownersservices.htm.

Copies of the Documents have also been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.hemscott.com/nsm.do. Neither the contents of Verizon’s website, nor the contents of any other website accessible from hyperlinks on Verizon’s website, is incorporated into, or forms part of, this announcement.

Advertisement

This announcement is deemed to be an advertisement for the purposes of the UK Prospectus Rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell, or other dispose of any Verizon shares of common stock must be made only on the basis of the information contained in and incorporated by reference into the Prospectus.

Important Notice

This announcement does not constitute a recommendation concerning the Transaction. The price and value of shares or other securities can go down as well as up. Past performance is not a guide to future performance. Information in this announcement or any of the Documents relating to the Transaction cannot be relied upon as a guide to future performance. Potential investors should consult a professional adviser as to the suitability of the Transaction for the person concerned.

Forward-Looking Statements

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the SEC, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

Additional Information and Where to Find It

Verizon has filed with the SEC (i) a registration statement on Form S-4 containing the US Prospectus (the “Registration Statement”) and (ii) the Proxy Statement. The Registration Statement was declared effective by the SEC on December 10, 2013. Verizon expects to mail the US Prospectus to certain Vodafone shareholders and the Proxy Statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE US PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the US Prospectus, the Proxy Statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the US Prospectus, the Proxy Statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

Participants in the Solicitation

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the Transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2013, which is filed with the SEC.

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